Mail Stop 4561

February 27, 2008

Lawrence J. Ellison
Chief Executive Officer
Oracle Corp.
500 Oracle Parkway
Redwood City, CA 94065

>   **Re: Oracle Corp.**
>   **Form 10-K for Fiscal Year Ended May 31, 2007**
>   **Filed June 29, 2007**
>   **File No. 000-51788**

Dear Mr. Ellison:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended May 31, 2007

Item 8. Financial Statements and Supplementary Data

1. Organization and Significant Accounting Policies

Revenue Recognition, page 71

1.   We note that you recognize no more than 90% of the milestone or total contract amount until project acceptance is obtained for fixed-price service arrangements where you can measure progress towards completion. Please explain to us the

nature of the customer acceptance provisions that are included in these arrangements and explain your basis for this 90% policy. Refer to any accounting guidance as appropriate.

2. Acquisitions

Fiscal 2007 Acquisitions, page 78

2.   We note your reference to the valuation that was used to value the intangible assets and deferred revenue acquired in business combinations. Please note that when you refer to an independent valuation specialist you should disclose the specialist's name and, if your annual report is incorporated by reference into a Securities Act registration statement, include the appropriate consent. Refer to Rule 436(b) of Regulation C and file the consent, if necessary.

Item 15. Exhibits and Financial Statement Schedules

3.   You do not appear to have filed as exhibits to your annual report any contracts relating to the transactions with related persons disclosed in Note 20 to your financial statements and on page 42 of your proxy statement. Please tell us why you have not filed any related party agreements. See Item 601(b)(10)(ii)(A) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief